

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 10, 2006

VIA US MAIL AND FACSIMILE TO 604-689-0288

Mr. Seamus Young
International KRL Resources Corp.
570 Pender Street W., #789
Vancouver, BC Canada V6C 1H2

Re: **International KRL Resources Corp**
Form 20-F for Fiscal Year Ended May 31, 2005
Filed December 5, 2005
File No. 0-50902

Dear Mr. Young:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 20-F

1.   Please note that your Form 20-FR became effective 60 days after it was filed on August 11, 2004, accordingly, the cover page of your subsequent filings on Form 20-F should indicate that they are Annual Reports and should comply with the appropriate annual report disclosure requirements of the Form 20-F. You can access the current Form 20-F requirements at www.sec.gov/divisions/corpfin/forms/international.shtml.

Item 3 Key Information

2.   Please revise the introductory paragraph to refer to the most recent five consecutive fiscal years for which information is required to be presented by Item 3.A.1 of Form 20-F.

3.   Clarify your references to fiscal years ended May 31 and December 31 in the introductory paragraph. If you changed your fiscal year end during the last five fiscal years, include a transition period as a separate column between the former and current fiscal year ends.

Item 5 Operating and Financial Review and Prospects

4.   Revise your discussion to focus on the three fiscal years covered by financial statements currently included in your annual report on Form 20-F. In this regard, there is no discussion of Fiscal 2004 in relation to Fiscal 2003 and the references to and discussions of the interim periods ended November 30, 2005 and February 29, 2004 are superfluous. Similarly, please remove the discussions of Fiscals 2002, 2001 and 2000. If there were significant events during these periods that affect the comparability of the financial statements, please provide footnotes to the Selected Financial Data Table. Any event that continues to affect current results should be discussed in current periods. See Item 5 of the Form 20-F.

Critical Accounting Policies

5.   Please revise your discussion of accounting for mineral property costs under US GAAP to fully reflect those standards. In this regard, US GAAP allows property acquisition costs to be capitalized, subject to impairment assessments as set forth in SFAS 144 and EITF 04-03.

Recent Accounting Pronouncements

6.   Update your discussion of recent accounting pronouncements to address those pronouncements in Canada and the United States that have not yet taken effect in the financial statements presented.

Item 15 Controls and Procedures

7.   Please note that the disclosure requirements for this section were amended to require that management's conclusions should be based on their assessment "as of the end of the period covered by the annual report. See Item 15(a) of Form 20-F.

8.   Item 15(d) of Form 20-F requires you to disclose any change during the period that had a material affect. Accordingly, please revise to describe any minor changes

that had a significant affect or disclose that there were no changes to your internal control's over financial reporting.

Auditor's Report

9.   Please revise to provide a report that indicates that the audits were conducted in accordance with the auditing standards of the PCAOB (United States). See Instruction 2 to Item 8.A.2 of Form 20-F.

Exhibits 12.1 and 12.2 Certifications

10.   Please amend to provide certifications that comply with the requirements set forth at Exhibit 12 of Form 20-F.

Engineering Comments

11.   Please include page numbers with this filing to expedite communications.

12.   Please insert a small-scale map showing the location and access to all properties, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Note that the Commission's EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. You are able to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

13.   Please disclose:
*   The nature of the company's ownership or interest in the properties.
*   The existence of any other underlying agreements or interests in the properties.
*   The names, claim, or grant number, date of recording and expiration date, so the claims can be distinguished from other claims in the area.
*   The conditions that must be met to keep these claims.
*   The area of the claims, either in hectares or acres.
Also, revise your disclosure to fully discuss the material terms of the land or mineral rights securing agreements. Refer to paragraph (b) (2) of Industry Guide 7.

14.   To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the

following language along with the following cautionary note, including the bolding and indenting:

> *"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

15.   Please expand your disclosure to include the following when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
- Eliminate all disclosure of the highest values or grades of sample sets.
- Eliminate grades disclosed as "up to" or "as high as."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighted average value over an area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.

Business Overview

16.   The second paragraph in this section describes the Copper Hill Property as being in the Ontario Province. Please locate this property more precisely, so as not to leave the potential investor unsure of your properties' location or confused with properties with similar names. For all property(s), provide the disclosures as required by Industry Guide 7 (b). In particular, provide:

- The location, means of access to the property(s), and transportation to and from the property(s).
- Any conditions that must be met in order to obtain or retain title to the property(s).
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).
- A description of any work completed on the property(s) and its' present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- Provide a description of equipment and other infrastructure facilities.
- The current state of exploration of the property(s).
- The total cost of the property(s) has incurred to date and planned future costs.
- The source of power and water that can be utilized at the property(s).
- If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Carswell Property, Saskatchewan - Uranium

17.   This section and others within the filing refer to mines and other mineral properties that exist in the area of your property. This may cause investors to infer that your property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to your property. Focus the disclosure on the company's property and remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company's properties.

18.   We note certain of your directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other junior mining companies. Please advise us as to the following:

- The full extent of the relationship of the Company, and its directors, executive officers and other members of management, with these other entities, including the ownership percentage held by each in the other entity;
- Whether these other entities are engaged in the same line of business in the same geographical areas as the Company;
- The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors;
- The transactions you have consummated with these entities, including the material terms thereof; and

- State whether the terms of any transactions with these entities are fair to the Company and its disinterested shareholders.

Please revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail. Also, please add a risk factor regarding the potential conflicts of interest of the officers and directors that details the information you describe and the material risks associated with such a situation. We may issue further comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gabrielle Malits, Staff Accountant, at (202) 551-3702 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3983 with any other questions.

Sincerely,

Jill Davis
Branch Chief